MAIL STOP 3561
      June 15, 2005

Mr. Merrill Moses
President
Armor Enterprises, Inc.
201 Lomas Santa Fe
Suite #420
Solana Beach, CA  92075


      Re:	Armor Enterprises, Inc.
	Item 4.02 Form 8-K
      Filed June 8, 2005
	File No. 000-50144

Dear Mr. Moses:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K filed June 8, 2005
1. In accordance with Item 4.02(a)(1) of Form 8-K, please amend your filing to:
a. disclose when you concluded that your financial statements should no longer be relied upon;
b. identify the financial statements that should no longer be relied upon.

2. Please tell us when you intend to file restated financial statements.

3. Please amend your filing to include the correct Commission File
Number.

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call me at (202) 551-3390

							Sincerely,



							Brian K. Bhandari
							Staff Accountant






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Merrill Moses
Armor Enterprises, Inc.
June 15, 2005
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